Exhibit 99.1

CyberArk Announces Record Revenue and Strong Fourth Quarter and Full Year 2017 Results
Fourth quarter record total revenue of $80.4 million increased 25% year-over-year
Full year record total revenue of $261.7 million increased 21% year-over-year
Full year record cash flow from operations of $80.7 million increased 43% year-over-year

Newton, Mass. and Petach Tikva, Israel – February 15, 2018 – CyberArk, (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the fourth quarter and year ended December 31, 2017.

“The fourth quarter represented a strong finish to 2017 and we were pleased to deliver record revenue and cash flow from operations with strong operating margins,” said Udi Mokady, CyberArk Chairman and CEO. “Our results demonstrate the healthy demand for our solutions across companies of all sizes and vertical markets.  During the fourth quarter, we introduced enhancements to our Privileged Account Security solution that strengthened our leadership position as the most comprehensive solution across on-premises, hybrid and cloud environments as well as DevOps. As we look ahead, we remain focused on creating long term shareholder value by delivering sustainable, profitable growth.”

Financial Highlights for the Fourth Quarter Ended December 31, 2017

Revenue:

•	Total revenue was $80.4 million, up 25% compared with the fourth quarter of 2016.
•	License revenue was $48.6 million, up 19% compared with the fourth quarter of 2016.
•	Maintenance and Professional Services revenue was $31.8 million, up 35% compared with the fourth quarter of 2016.

Operating Income:

•	GAAP operating income was $11.6 million, compared to $13.2 million in the fourth quarter of 2016. Non-GAAP operating income was $19.7 million, compared to $19.4 million in the fourth quarter of 2016.

Net Income:

•
GAAP net income was $3.6 million, or $0.10 per diluted share, compared to GAAP net income of $10.2 million, or $0.28 per diluted share, in the fourth quarter of 2016.   Non-GAAP net income was $15.0 million, or $0.41 per diluted share, compared to $14.7 million, or $0.41 per diluted share, in the fourth quarter of 2016.

Financial Highlights for the Full Year Ended December 31, 2017

Revenue:

•	Total revenue was $261.7 million, up 21% compared with 2016.
•	License revenue was $147.6 million, up 12% compared with 2016.
•	Maintenance and Professional Services revenue was $114.1 million, up 34% compared with 2016.

Operating Income:

•	GAAP operating income was $20.3 million, compared to $36.0 million in 2016. Non-GAAP operating income was $51.9 million, compared to $58.0 million in 2016.

Net Income:

•
GAAP net income $16.0 million, or $0.44 per diluted share, compared to GAAP net income of $28.1 million, or $0.78 per diluted share, in 2016. Non-GAAP net income was $41.9 million, or $1.16 per diluted share, compared to $45.2 million, or $1.26 per diluted share, in 2016.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three and twelve months ended December 31, 2017 and 2016. An explanation of these measures is also included below under the heading “Non-GAAP Financial measures.”

Balance Sheet and Cash Flow From Operations:

•
As of December 31, 2017, CyberArk had $330.3 million in cash, cash equivalents, marketable securities and short-term deposits. This compares with $296.8 million in cash, cash equivalents, marketable securities and short-term deposits as of September 30, 2017 and $295.5 million as of December 31, 2016.

•	As of December 31, 2017, total deferred revenue was $105.2 million, a 43% increase from $73.5 million at December 31, 2016.

•	During 2017, the Company generated $80.7 million in cash flow from operations, a 43% increase compared to $56.3 million during in 2016.

Business Outlook

Based on information available as of February 15, 2018, CyberArk is issuing guidance for the first quarter and full year 2018 as indicated below.

First Quarter 2018:

•	Total revenue is expected to be in the range of $68.25 million to $69.75 million, which represents 16% to 18% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $9.2 million to $10.4 million.
•	Non-GAAP net income per share is expected to be in the range of $0.19 to $0.22 per share. This assumes 36.5 million weighted average diluted shares.

Full Year 2018:

•	Total revenue is expected to be in the range of $312.0 million to $316.0 million which represents 19% to 21% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $54.5 million to $57.5 million.
•	Non-GAAP net income per share is expected to be in the range of $1.18 to $1.24 per share. This assumes 36.7 million weighted average diluted shares.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, February 15, 2018 at 8:30 a.m. Eastern Time (ET) to discuss the company’s fourth quarter and year end 2017 financial results and its business outlook.  To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international).  The conference ID is 8986489. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s web site at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 8986489. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s web site at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in privileged account security, a critical layer of IT security to protect data, infrastructure and assets across the enterprise, in the cloud and throughout the DevOps pipeline. CyberArk delivers the industry’s most complete solution to reduce risk created by privileged credentials and secrets. The company is trusted by the world’s leading organizations, including more than 50 percent of the Fortune 100, to protect against external attackers and malicious insiders. A global company, CyberArk is headquartered in Petach Tikva, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout the Americas, EMEA, Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2018 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as gross profit excluding share-based compensation expense and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income is calculated as operating income excluding share-based compensation expense, acquisition related expenses, facility exit costs and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income is calculated as net income excluding share-based compensation expense, acquisition related expenses, facility exit costs, amortization of intangible assets related to acquisitions and the tax effect of the non-GAAP adjustments as well as the impact of a one-time adjustment to our deferred tax asset as a result of the US Tax Cuts and Jobs Act 2017.

The Company believes that providing non-GAAP financial measures that exclude share-based compensation, acquisition related expenses, facility exit costs, amortization of intangible assets related to acquisitions and the one-time impact of the US Tax Cuts and Jobs Act of 2017 allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense.  The Company believes that expenses related to its acquisitions, facility exit costs, amortization of intangible assets related to acquisitions and the one-time impact of the US Tax Cuts and Jobs Act of 2017, do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2016	2017	2016	2017

Revenues:
License	$40,794	$48,552	$131,530	$147,640
Maintenance and professional services	23,564	31,816	85,083	114,061

Total revenues	64,358	80,368	216,613	261,701

Cost of revenues:
License	1,085	2,259	4,726	7,911
Maintenance and professional services	7,675	9,360	25,425	33,937

Total cost of revenues	8,760	11,619	30,151	41,848

Gross profit	55,598	68,749	186,462	219,853

Operating expenses:
Research and development	9,324	12,245	34,614	42,389
Sales and marketing	26,475	36,684	93,775	126,739
General and administrative	6,590	8,185	22,117	30,399

Total operating expenses	42,389	57,114	150,506	199,527

Operating income	13,209	11,635	35,956	20,326

Financial income (expenses), net	(96)	1,612	245	4,103

Income before taxes on income	13,113	13,247	36,201	24,429

Taxes on income	(2,874)	(9,695)	(8,077)	(8,414)

Net income	$10,239	$3,552	$28,124	$16,015

Basic net income per ordinary share	$0.30	$0.10	$0.83	$0.46
Diluted net income per ordinary share	$0.28	$0.10	$0.78	$0.44

Shares used in computing net income
per ordinary shares, basic	34,158,580	35,182,870	33,741,359	34,824,312
Shares used in computing net income
per ordinary shares, diluted	36,003,803	36,296,609	35,838,863	36,175,824

Share-based Compensation Expense:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2016	2017	2016	2017

Cost of revenues	$437	$631	$1,386	$2,289
Research and development	1,319	1,503	4,660	6,110
Sales and marketing	1,625	2,494	5,765	8,642
General and administrative	1,711	1,966	5,724	8,196

Total share-based compensation expense	$5,092	$6,594	$17,535	$25,237

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2016	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$172,957	$161,261
Short-term bank deposits	86,829	107,647
Marketable securities	15,246	34,025
Trade receivables	33,330	45,315
Prepaid expenses and other current assets	4,804	7,407

Total current assets	313,166	355,655

LONG-TERM ASSETS:
Property and equipment, net	4,760	9,230
Intangible assets, net	14,035	15,664
Goodwill	35,145	69,217
Marketable securities	20,443	27,407
Severance pay fund	3,332	3,692
Prepaid expenses and other long-term assets	1,761	2,368
Deferred tax asset	10,389	19,343

Total long-term assets	89,865	146,921

TOTAL ASSETS	$403,031	$502,576

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,699	$1,960
Employees and payroll accruals	18,470	25,253
Accrued expenses and other current liabilities	6,876	10,209
Deferred revenues	50,111	66,986

Total current liabilities	78,156	104,408

LONG-TERM LIABILITIES:
Deferred revenues	23,395	38,249
Other long-term liabilities	229	242
Accrued severance pay	5,035	5,712

Total long-term liabilities	28,659	44,203

TOTAL LIABILITIES	106,815	148,611

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	88	91
Additional paid-in capital	221,609	249,874
Accumulated other comprehensive income (loss)	(175)	107
Retained earnings	74,694	103,893

Total shareholders' equity	296,216	353,965

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$403,031	$502,576

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended
	December 31,
	2016	2017

Cash flows from operating activities:
Net income	$28,124	$16,015
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and Amortization	6,488	7,856
Amortization of premium on marketable securities	275	382
Share-based compensation expenses	17,535	25,237
Tax benefit related to share-based compensation	(1,466)	-
Deferred income taxes, net	(1,130)	5,856
Increase in trade receivables	(12,920)	(11,631)
Increase in prepaid expenses and other
current and long-term assets	(1,485)	(3,278)
Decrease in trade payables	(177)	(1,288)
Increase in short term and long term deferred revenues	19,117	31,729
Increase in employees and payroll accruals	2,610	6,316
Increase (decrease) in accrued expenses and other
current and long-term liabilities	(927)	3,226
Increase in accrued severance pay, net	266	317

Net cash provided by operating activities	56,310	80,737

Cash flows from investing activities:
Investment in short and long term deposits	(82,940)	(20,722)
Investment in marketable securities	(40,433)	(43,604)
Proceeds from maturities of marketable securities	4,307	17,355
Purchase of property and equipment	(2,795)	(6,757)
Payments for business acquisitions, net of cash acquired	-	(41,329)

Net cash used in investing activities	(121,861)	(95,057)

Cash flows from financing activities:
Tax benefit related to share-based compensation	1,466	-
Proceeds from exercise of stock options	2,503	2,624

Net cash provided by financing activities	3,969	2,624

Decrease in cash and cash equivalents	(61,582)	(11,696)

Cash and cash equivalents at the beginning of the period	234,539	172,957

Cash and cash equivalents at the end of the period	$172,957	$161,261

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

 Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2016	2017	2016	2017

Gross profit	$55,598	$68,749	$186,462	$219,853
Plus:
Share-based compensation - Maintenance & professional services	437	631	1,386	2,289
Amortization of intangible assets - License	355	1,183	1,420	4,213

Non-GAAP gross profit	$56,390	$70,563	$189,268	$226,355

 Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2016	2017	2016	2017

Operating income	$13,209	$11,635	$35,956	$20,326
Plus:
Share-based compensation	5,092	6,594	17,535	25,237
Amortization of intangible assets - Cost of revenues	355	1,183	1,420	4,213
Amortization of intangible assets - Research and development	479	-	1,913	-
Amortization of intangible assets - Sales and marketing	287	262	1,190	1,046
Acquisition related expenses	-	-	-	686
Facility exit costs	-	-	-	342

Non-GAAP operating income	$19,422	$19,674	$58,014	$51,850

 Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2016	2017	2016	2017

Net income	$10,239	$3,552	$28,124	$16,015
Plus:
Share-based compensation	5,092	6,594	17,535	25,237
Amortization of intangible assets - Cost of revenues	355	1,183	1,420	4,213
Amortization of intangible assets - Research and development	479	-	1,913	-
Amortization of intangible assets - Sales and marketing	287	262	1,190	1,046
Acquisition related expenses	-	-	-	686
Facility exit costs	-	-	-	342
Taxes on income related to non-GAAP adjustments	(1,782)	(3,180)	(4,937)	(12,226)
Change in the US federal tax rate	-	6,582	-	6,582

Non-GAAP net income	$14,670	$14,993	$45,245	$41,895

Non-GAAP net income per share
Basic	$0.43	$0.43	$1.34	$1.20
Diluted	$0.41	$0.41	$1.26	$1.16

Weighted average number of shares
Basic	34,158,580	35,182,870	33,741,359	34,824,312
Diluted	36,003,803	36,296,609	35,838,863	36,175,824